Exhibit 8.1

Reed Smith LLP Three Logan Square Suite 3100 1717 Arch Street Philadelphia, PA 19103 Tel +1 215 851 8100 Fax +1 215 851 1420 reedsmith.com

March 28, 2017

Bryn Mawr Bank Corporation

801 Lancaster Avenue

Bryn Mawr, PA 19010

Ladies and Gentlemen:

Pursuant to the Agreement and Plan of Merger dated as of January 30, 2017 (the “Merger Agreement”) between Bryn Mawr Bank Corporation, a Pennsylvania corporation (“BMBC”) and Royal Bancshares of Pennsylvania, a Pennsylvania corporation (“RBPI”), RBPI is to merge with and into BMBC with BMBC surviving (the “Merger”). Capitalized terms not otherwise defined in this opinion have the meanings ascribed to such terms in the Merger Agreement.

We have acted as special counsel to BMBC in connection with the Merger. We are providing our opinion regarding material federal income tax consequences of the Merger pursuant to Section 9.1.6 of the Merger Agreement.1 For the purpose of rendering our opinion, we have examined and are relying (without any independent investigation or review thereof), with your permission, upon the truth and accuracy, at all relevant times, of the statements, covenants, representations and warranties contained in the following documents (the “Documents”):

1.	The Merger Agreement;

2.

The registration statement of BMBC on Form S-4, filed with the Securities and Exchange Commission (“SEC”) on March 28, 2017 with respect to the BMBC Common Stock issued to the common stockholders of RBPI in connection with the Merger (the “Registration Statement”), and the proxy statement/prospectus of RBPI and BMBC, respectively, included in the Registration Statement (the “Proxy Statement/ Prospectus”);

3.	The representations made to us by BMBC in its letter to us dated March 28, 2017;

4.	The representations made to us by RBPI in its letter to us dated March 28, 2017; and

5.

Such instruments and documents related to the formation, organization and operation of BMBC and RBPI and to the consummation of the Merger as we have deemed necessary or appropriate for purposes of our opinion.

1 Immediately following the Merger, or as promptly as practicable thereafter, Royal Bank America, a Pennsylvania chartered bank and wholly-owned subsidiary of RBPI, will be merged with and into Bryn Mawr Trust Company, a Pennsylvania chartered bank and wholly-owned subsidiary of BMBC, upon the terms and with the effect set forth in the Bank Agreement and Plan of Merger (the “Bank Merger”). This opinion does not address the U.S. federal income tax consequences of the Bank Merger, but we have taken the Bank Merger into account in rendering our opinions with respect to the U.S. federal income tax consequences of the Merger set forth below and affirm that consummation of the Bank Merger would not alter such opinions.

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Bryn Mawr Bank Corporation

March 28, 2017

For purposes of this opinion, we have assumed, with your permission and without independent investigation, (i) that the Merger will be consummated in the manner contemplated by the Proxy Statement/Prospectus and in accordance with the provisions of the Merger Agreement without the waiver of any material conditions to any party’s obligation to effect the Merger or the waiver of any conditions to any party’s obligation to effect the Merger that could adversely affect the qualification of the Merger as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) that original documents (including signatures) are authentic, (iii) that documents submitted to us as copies conform to the original documents, (iv) that there has been (or will be by the date of the Merger) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness of those documents, (v) the accuracy of the statements and representations contained in the Documents, (vi) that covenants and warranties set forth in the Documents will be complied with, and (vii) that the Merger will be effective under applicable state law.

Subject to the foregoing and any other assumptions, limitations and qualifications specified herein, (i) it is our opinion that for United States federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and RBPI and BMBC will each be a party to the reorganization within the meaning of Section 368(b) of the Code, and (ii) the discussion and legal conclusions contained in the Proxy Statement/Prospectus under the caption “U.S. Federal Income Tax Consequences of the Merger,” subject to the limitations, qualifications and assumptions described therein, constitute and specifically represent our opinion regarding all of the federal income tax consequences that are material to a RBPI stockholder who holds shares of RBPI common stock as a capital asset.

The foregoing opinion is limited to the federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any state, locality or foreign country.

This opinion is rendered as of the date hereof and we undertake no obligation to update, supplement, modify or revise the opinion expressed herein after the date of this letter to reflect any facts or circumstances which may hereafter come to our attention or which may result from any changes in laws or regulations which may hereafter occur.

Our opinion expressed herein is based upon the Code, the Treasury regulations promulgated thereunder, published positions of the Internal Revenue Service and other applicable authorities, administrative pronouncements and judicial authority, all as in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinion expressed herein, if contested, would be sustained by a court. Furthermore, the authorities upon which we rely may be changed at any time, potentially with retroactive effect. No assurances can be given as to the effect of any such changes on the conclusions expressed in this opinion. If any of the facts and assumptions pertinent to the United States federal income tax treatment of the Merger specified herein or any of the statements, covenants, representations or warranties contained in the Documents are, or later become, inaccurate, such inaccuracy may adversely affect the conclusions expressed in this opinion.

Bryn Mawr Bank Corporation

March 28, 2017

We are furnishing this opinion to you solely in connection with the transactions contemplated by the Merger Agreement, and this opinion is not to be relied upon for any other purpose or by any other person or entity without our prior written consent. In giving this consent we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours, /s/ Reed Smith LLP

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